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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___*)

WINWIN GAMING, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
000-21566
(CUSIP Number)
April 28, 2004
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|	Rule 13d-1(b)
| |	Rule 13d-1(c)
| |	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 000-21566

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Van Wagoner Capital Management, Inc. - 94-3235240

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 4,000,000(1) SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 32,631,401 shares outstanding as of April 5, 2004.

Page 2 of 5 Pages

CUSIP No. 000-21566

Item 1(a).	Name of Issuer:

WinWin Gaming, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

2980 South Rainbow Boulevard Suite 200 K Las Vegas, Nevada 89146

Item 2(a).	Name of Person Filing:

The person filing this Schedule 13G is Van Wagoner Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

435 Pacific Avenue, Suite 400 San Francisco, CA 94133

Item 2(c).	Citizenship:

Van Wagoner Capital Management, Inc. is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

000-21566

Page 3 of 5 Pages

CUSIP No. 000-21566

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
[X]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
[X]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Van Wagoner Capital Management, Inc.

(a)	Amount Beneficially Owned: 4,000,000

(b)	Percent of Class: 12.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 4,000,000

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Page 4 of 5 Pages

CUSIP No. 000-21566

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VAN WAGONER CAPITAL MANAGEMENT, INC.
Date: May 5, 2004	By:	/s/ Garrett R. Van Wagoner
Garrett R. Van Wagoner, President

Page 5 of 5 Pages